VF 6-7-02

02022408

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
JUN 05 2002
WASH. D.C. 152

SEC FILE NUMBER
8- 27208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520
(No. and Street)

Mountain View	California	94040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donald M. Finsthwait (650) 941-1717
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Kurn,LLP
(Name — if individual, state last, first, middle name)

1232 Belmont Avenue	San Carlos, California		94070
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald M. Finsthwait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Investment Group, Inc., as of March 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DM Finsthwait
Signature

President
Title

Lisa M. Barnea
Notary Public

LISA M. BARNEA
COMM. # 1295917
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
COMM. EXP. MARCH 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2002

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Independent Auditors' Report

Board of Directors
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. as of March 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Carlos, California
April 23, 2002

Johnson & Kurn, LLP

Stanford Investment Group, Inc.
Statement of Financial Condition
March 31, 2002

Assets

Cash and cash equivalents	$ 92,583
Commissions receivable	317,259
Investment	3,300
Office equipment, net of accumulated depreciation of $88,457	36,051
	$449,193

Liabilities And Stockholders' Equity

Liabilities:	
Wages and commissions payable	$204,666
Income taxes payable	1,057
Deferred income taxes	31,500
Total Liabilities	237,223
Stockholders' Equity:	
Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding – 5,300 shares	9,800
Retained earnings	202,170
Total Stockholders' Equity	211,970
	$449,193

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
For the Year Ended March 31, 2002

Revenues:	
Commissions	$ 624,802
Insurance, planning and investment advisory services	1,208,874
Service fees and other income	10,767
Interest income	5,503
Total Revenues	1,849,946
Expenses:	
Commissions	112,742
Salaries and employee benefits	1,322,043
Rent	110,129
Other operating expenses	171,759
Total Expenses	1,716,673
Income Before Income Taxes	133,273
Provision For Income Taxes:	
Current	6,967
Deferred	25,000
Total Provision for Income Taxes	31,967
Net Income	$ 101,306

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Stockholders' Equity
For the Year Ended March 31, 2002

	Common Stock	Retained Earnings	Total
Balances, Beginning of Year	$ 9,800	$100,864	$110,664
Net Income	-	101,306	101,306
Balances, End of Year	$ 9,800	$202,170	$211,970

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash Flows From Operating Activities:	
Net income	$101,306
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	20,276
Increase in commissions receivable	(302,579)
Increase in wages and commissions payable	195,742
Decrease in income taxes payable	(3,629)
Increase in deferred income taxes	25,000
Net Cash Provided by Operating Activities	36,116
Cash Flows From Investing Activities:	
Purchase of office equipment	(18,119)
Net Cash Used in Investing Activities	(18,119)
Net Increase in Cash and Cash Equivalents	17,997
Cash and Cash Equivalents, Beginning of Year	74,586
Cash and Cash Equivalents, End of Year	$ 92,583

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Notes to Financial Statements
March 31, 2002

1. Summary of Significant Accounting Policies

Nature of the Business

Stanford Investment Group, Inc. was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the National Association of Securities Dealers. The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Some of the Company's cash is held in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk.

Investment

The investment is stated at fair value and consists of common stock in a private company. Fair value and cost are approximately the same as of March 31, 2002.

Deferred Taxes on Income

Deferred taxes on income have been provided on differences between book and taxable income. These differences arise primarily from the use of the cash method of accounting for tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

Office Equipment

Office equipment is stated at cost and is depreciated using accelerated and straight-line methods over 5 to 7 years.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $55,413, which was $41,698 in excess of its required net capital of $13,715. The Company's net capital ratio was 3.71 to 1.

3. Related Party Transactions

One of the board members pays the Company a monthly service fee for services provided by the Company to him. For the year ended March 31, 2002, these fees amounted to $9,600 and are included in service fees and other income in the Statement of Operations.

4. Simple Retirement Account

The Company adopted a Simple IRA Plan comprised of a salary reduction provision and an employer contribution component, which covers substantially all employees with compensation of $5,000 in a calendar year. The employees can defer up to $6,500 of salary per calendar year. Employer contributions to the plan are at the sole discretion of the Company. Employer contributions made to the plan totaled $25,421 for the year.

5. Lease Commitments

The Company leases its office facilities under an operating lease which expires in February, 2008. Included in lease expense is the Company's pro-rata share of the building's operating expenses.

At March 31, 2002, future minimum payments under the operating lease are as follows:

Years Ending March 31,	
2003	$109,000
2004	109,000
2005	109,000
2006	109,000
2007	109,000
Thereafter	100,000
	$645,000

6. Contingencies

In the ordinary course of business, the Company has been named as a defendant in a lawsuit. The Company believes that the suit is without merit and will vigorously defend the suit. The Company believes that the suit will not have a material adverse effect on its financial statements.

7. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $10,596.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

SCHEDULE I Page 1 of 2

BROKER OR DEALER STANFORD INVESTMENT GROUP, INC. as of March 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 211,970	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			211,970	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 211,970	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 151,944	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(151,944)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 60,026	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	4,613	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(4,613)	3740
10. Net Capital			$ 55,413	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STANFORD INVESTMENT GROUP, INC. as of March 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	13,715	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	13,715	3760
14. Excess net capital (line 10 less 13)	$	41,698	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	34,841	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	205,723	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	205,723	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	371%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2002

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and is therefore not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
or Control Requirements under Rule 15c3-3
March 31, 2002

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2002

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness
Computation per respondent	$ 81,470	$204,666
Computation per Schedule I	55,413	205,723
Differences	$ 26,057	$ 1,057

The differences were the result of various audit adjustments and income tax accruals.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Board of Directors
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stanford Investment Group, Inc. (the Company), for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

San Carlos, California
April 23, 2002

Johnson & Kum, LLP